Arnold Golub
Vice President
Deputy General Counsel

By Electronic Mail

March 9, 2021

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on March 9, 2021, The Nasdaq Stock Market LLC (the "Exchange") received from PWP Forward Acquisition Corp. I (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following securities:

> Units, each consisting of one share of Class A common stock and one-fifth of one redeemable warrant
> Class A common stock, par value $0.0001 per share
> Warrants

We further certify that the securities described above have been approved by the Exchange for listing and registration upon official notice of issuance.

We understand that the Registrant is seeking effectiveness of the Form 8-A 12(b) concurrently with effectiveness of its 1933 Act Registration Statement, and we hereby join in such request.

Sincerely,